United States

Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of SEPTEMBER 2026	Commission File Number 001-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo in Colle, Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

NATUZZI ANNOUNCES THE APPOINTMENT OF ALDO UVA TO ITS BOARD OF DIRECTORS

MR. UVA EXPECTED TO FORMALLY ASSUME THE CEO ROLE WITHIN THE FIRST HALF OF OCTOBER 2026

FORMER NATUZZI CEO ALDO UVA TO LEAD GROUP’S INDUSTRIAL AND OPERATIONAL TURNAROUND

Santeramo in Colle, Bari, Italy – September 14, 2026 – Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today announced the appointment of Mr. Aldo Uva as a new member of the Company’s Board of Directors. The appointment follows the shareholders’ approval, at the general meeting held on September 11, 2026, of the increase in the number of members of the Board of Directors. Furthermore, the Company expects the Board of Directors will officially appoint him as Chief Executive Officer of the Natuzzi Group within the first half of October 2026. Over the remainder of September and before formally assuming the role as CEO, Mr. Uva will start engaging with the Company’s management team to facilitate an orderly transition.

Mr. Uva is a global Chief Executive Officer and transformational business leader with more than 30 years of executive experience, leading publicly listed, private equity-backed and family-owned companies through strategic repositioning, operational turnaround and sustainable shareholder value creation.

Throughout his career across the food, consumer durables, furniture, innovation and home appliances sectors he has been entrusted with organizations facing significant strategic and financial challenges. He has built a reputation for combining long-term vision with rigorous execution to restore growth, improve profitability, strengthen cash generation and build organizations capable of sustaining long-term value creation. His leadership experience spans Europe, North and South America, and Asia.

Before joining Natuzzi, Mr. Uva served as Executive Chairman and CEO of Incredo LTD, where he has led a comprehensive strategic transformation aimed at redefining the company’s business model, validating a new growth platform and establishing a scalable long-term strategy. Prior to Incredo LTD, Mr. Uva held Chief Executive Officer and senior global leadership positions at CSM Ingredients, Ferrero, Firmenich, LIVEKINDLY Collective, Nestlé, Sara Lee, Parmalat and Indesit, where he consistently led business transformation, organizational redesign, operational excellence and international growth initiatives.

From May 2008 through March 2009, Aldo also served as Chief Executive Officer of the Natuzzi Group, giving him direct knowledge of the Company’s heritage, brand identity and international positioning.

Mr. Uva has extensive experience working with boards of directors, shareholders and private equity investors to define strategic direction, lead organizations through periods of significant change and deliver sustainable shareholder value.

He holds a degree in Economics from the University of Bologna and is an alumnus of Singularity University in California.

Over the years, Aldo has been a frequent speaker at leading international conferences and business schools (MIT Media Lab, Harvard, NYU, LSE, Columbia, Chicago Booth, ESCP) where he regularly addresses topics including corporate transformation, innovation, leadership and value creation.

“I am honored to join Natuzzi, an iconic Italian brand with a distinctive heritage, global recognition and significant untapped potential,” said Aldo Uva. “I believe that the Group has the fundamental strengths to build a successful new chapter and pursue sustainable long-term value creation.

Our priority now is to turn that potential into improved performance. We intend to unlock the full power of the Natuzzi brand while simplifying the business, streamlining operations and reshaping the Group’s cost base with the aim of redirecting resources toward targeted investments in growth, innovation and the future. We also intend to apply rigorous discipline to execution, with a clear focus on profitability, cash generation and the efficient allocation of resources. The transformation ahead is expected to require difficult choices, but also speed, focus and the courage to change. Our objectives are clear: to restore competitiveness, build a financially stronger Company, return Natuzzi to sustainable and profitable growth, and create lasting value for our shareholders, our customers, consumers, and our people.

We will pursue performance and efficiency with determination, while fostering a socially sustainable working environment in which people can contribute, grow and take pride in being part of Natuzzi’s future.”

Pasquale Natuzzi, Chairman of the Board of Directors, commented: “I have known Aldo for more than 20 years and have followed his professional achievements with great appreciation throughout that time. I am confident that his extensive international experience has equipped him with the leadership capabilities required to execute with discipline the strategic guidelines approved by the Board and help the Group restore long-term efficiency and profitability.”

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of March 31, 2026, Natuzzi distributes its collections worldwide through a global retail network of 552 monobrand stores, in addition to Natuzzi galleries and curated placements within larger, multi-brand environments. Natuzzi products embed the finest spirit of Italian design and the unique craftsmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39.342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39.331.6654275 | bcolapinto@natuzzi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	September 14, 2026	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi